Filed by Albertson’s, Inc.
Commission File No. 1-6187
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934
Subject Company: Albertson’s, Inc.
Commission File No. 1-6187
Media Inquiries
Local Impact
Boise
     1. Will the Albertsons headquarters still remain here in Boise?
          We are also pleased that in addition to maintaining a presence in each banner’s headquarter city (Jewel-Chicago, Acme-Philadelphia, Shaws-Boston, Albertsons- Los Angeles), SUPERVALU has stated that it intends also to maintain an important presence in Boise, Idaho for the foreseeable future.
     2. Have you notified associates, what will be the next steps for them?
          All associates were made aware of the agreement first thing this morning, as soon as we made the public announcement. Our CEO, President, and Chairman Larry Johnston has addressed all associates nationwide this morning via a companywide broadcast. There will be additional meetings within each department throughout the day, and leadership will hear from Jeff Noddle of SUPERVALU today to get a little more insight into the Company’s plans going forward.
          We plan to continue to have dialogue with all of our associates and will be providing information regularly.
     3. What is the mood like at corporate headquarters today?
          I think people are energized by today’s announcement. Joining the Supervalu team opens up for our division the tremendous opportunity to become a part of a progressive company that shares many of the same core values and strategic imperatives that have helped us to be successful in the markets we serve.
          Once this deal is approved, we will be part of a strong new company with more than 2,600 stores in 48 states plus the District of Columbia, generating approximately $44 billion in annual revenues, making it the second largest supermarket company in America, and bigger than Albertsons is today.

          By combining the experience that exists on this team with Supervalu to create a new larger and stronger company, we will be poised to effectively compete in today’s competitive marketplace and position ourselves to win.
     4. Have you heard yet if there will be layoffs here in Boise?
          With respect to SUPERVALU, our understanding is that in addition to maintaining a presence in each of the banner’s headquarter cities (Jewel-Chicago, Acme-Philadelphia, Shaw’s-Boston, Albertsons-Los Angeles) they intend to also maintain an important presence in Boise. Any information beyond this would need to be provided by the SUPERVALU management team.
     5. Boise is the birthplace of Albertsons, isn’t kind of sad that it will now be part of another company based in another city?
          This agreement marks the beginning of an exciting new chapter in this great company’s future. This new company combines powerful brands, leadership positions in key markets, strong supply chain expertise, highly competitive format differentiation across consumer segments and the ability to further leverage size and scale on a national basis. We strongly believe this new opportunity will result in a bright future for Albertsons, and will preserve this chain’s great history for years to come.
     6. Why did you accept the consortium’s bid this time — after turning it down in December?
          We announced just before Christmas that the Board had rejected an offer from this same consortium for the sale of the company because it was not an offer that we could accept.
          However, the consortium re-grouped and came back to us last week with a new offer. It is the fiduciary responsibility of our Board of Directors and all public company boards to make decisions that are in the best interests of our shareowners. It is for this reason that the Board voted to accept the offer for the sale of the entire company.
     7. Will there be any changes in leadership? Will Larry Johnston continue to lead Albertsons operations here in Boise?
          Our understanding is that Jeff Noddle, Chairman and CEO of SUPERVALU, will be chairman and CEO of the combined company. Beyond this, I have no further information at this time.
     8. Albertsons supports a number of causes throughout the Boise area... will that philanthropy continue?
          Albertsons and SUPERVALU have similar cultures and values ... including the same commitment to the communities where it operates, which means we expect to continue our traditions in corporate philanthropy here in Boise and throughout the country.

     Divisions Local Impact:
     1. Have you notified associates, what will be the next steps for them?
          All associates were made aware of the agreement first thing this morning, as soon as we made the public announcement. Our CEO, President, and Chairman Larry Johnston has addressed all associates nationwide this morning via a companywide broadcast, and Division Presidents will also address their teams via associate broadcasts as well. There will be additional meetings within each department throughout the day, and leadership will hear from the leadership at [insert buyer] today to get a little more insight into the Company’s plans going forward.
          We plan to continue to have dialogue with all of our associates and will be providing information regularly.
     2. What is the mood like among associates today?
          I think people are energized by today’s announcement. Joining the Supervalu [CVS] team opens up for our division the tremendous opportunity to become a part of a progressive company that shares many of the same core values and strategic imperatives that have helped us to be successful in the markets we serve.
          For Core:
          Once this deal is approved, our associates will be part of a strong new company with more than 2,600 stores in 48 states plus the District of Columbia, generating approximately $44 billion in annual revenues, making it the second largest supermarket company in America, and bigger than Albertsons is today.
          By combining the experience that exists on this team with Supervalu to create a new larger and stronger company, we will be poised to effectively compete in today’s competitive marketplace and position ourselves to win.
          For Drug:
          Joining the CVS Pharmacy team opens up for our division the tremendous opportunity to become a part of a very successful company that shares many of the same core values and strategic imperatives that have helped us to be successful in the markets we serve. We are confident that our teams at Sav-on and Osco will be a terrific addition to the CVS team.
          For Non-Core:
          Cerberus traditionally looks for undervalued assets that it can acquire and help grow. Given all of our hard work and commitment to serving our customers in these very competitive regions... I believe that this announcement marks the beginning of a very exciting new chapter for the stores in those areas.

CAUTIONARY STATEMENTS RELEVANT TO FORWARD-LOOKING INFORMATION FOR THE PURPOSE OF “SAFE HARBOR” PROVISIONS OF THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995
Except for the historical and factual information contained herein, the matters set forth in this filing, including statements as to the expected benefits of the acquisition such as efficiencies, cost savings, market profile and financial strength, and the competitive ability and position of the combined company, and other statements identified by words such as “estimates,” “expects,” “projects,” “plans,” and similar expressions are forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. These forward-looking statements are subject to risks and uncertainties that may cause actual results to differ materially, including required approvals by Albertson’s and SUPERVALU shareholders and regulatory agencies, the possibility that the anticipated benefits from the acquisition cannot be fully realized or may take longer to realize than expected, the possibility that costs or difficulties related to the integration of Albertson’s operations into SUPERVALU will be greater than expected, the impact of competition and other risk factors relating to our industry as detailed from time to time in each of SUPERVALU’s and Albertson’s reports filed with the SEC. You should not place undue reliance on these forward-looking statements, which speak only as of the date of this press release. Unless legally required, Albertson’s undertakes no obligation to update publicly any forward-looking statements, whether as a result of new information, future events or otherwise.
ADDITIONAL INFORMATION
SUPERVALU and Albertsons will file a joint proxy statement/prospectus with the Securities and Exchange Commission (SEC). INVESTORS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS WHEN IT BECOMES AVAILABLE BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION. You will be able to obtain the joint proxy statement/prospectus, as well as other filings containing information about SUPERVALU and Albertson’s, free of charge, at the website maintained by the SEC at www.sec.gov. Copies of the joint proxy statement/prospectus and the filings with the SEC that will be incorporated by reference in the joint proxy statement/prospectus can also be obtained, free of charge, by directing a request to SUPERVALU INC., 11840 Valley View Road, Eden Prairie, Minnesota, 55344, Attention: Corporate Secretary, or to Albertson’s, Inc., 250 East Parkcenter Boulevard, Boise, Idaho, 83706-3940, Attention: Corporate Secretary. The respective directors and executive officers of SUPERVALU and Albertson’s and other persons may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding SUPERVALU’s directors and executive officers is available in its proxy statement filed with the SEC by SUPERVALU on May 12, 2005, and information regarding Albertson’s directors and executive officers is available in its proxy statement filed with the SEC by Albertson’s on May 6, 2005. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained the joint proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.
Investors should read the joint proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions.

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.